EXHIBIT 22.1

                   KLINAIR ENVIRONMENTAL TECHNOLOGIES LIMITED
                            3rd Floor Harbour Centre
                                 PO Box 1348 GT
                       Grand Cayman, Cayman Islands, BWI
                             Facsimile 345-949-4647

To: Shareholders of Klinair Environmental Technologies Limited ("Klinair" or the "Company"))

May 2, 2003

Dear Shareholder:

On behalf of your Board of Directors, you are cordially invited to attend an Extraordinary General Meeting of Shareholders of Klinair, to be held at the offices of Q & H Corporate Services, Ltd., 3rd Floor Harbour Centre, Georgetown, Grand Cayman, Cayman Islands, on May 16, 2003, at 3 p.m The Directors of the Company, pursuant to the Articles of Association of the Company, are convening the Extraordinary General Meeting in connection with the proposed acquisition by Klinair of all the outstanding shares of GSI Securitization Inc. (GSI), of Princeton, New Jersey. The Directors' resolution convening such meeting was passed by unanimous consent on April 25, 2003. An Extract copy of such resolution is attached for your reference.

At the meeting Resolutions in the form set out in the Notice of Extraordinary General Meeting, which is enclosed with this letter, will be proposed. A form of proxy for use at the Extraordinary General Meeting is also enclosed with this letter. In the event you are unable, or do not wish to attend the General Meeting, you are requested to complete this form of proxy and forward it to the Company at its registered office address (by post or facsimile) in the Cayman Islands as soon as possible, but in no event so as to arrive no later than 48 hours before the time for holding such meeting.

GSI is a private company founded in 1997 and is in the business of purchasing accounts receivables from medical providers such as hospitals, medical clinics, doctor groups, etc., who receive immediate payment for medical services in an amount determined by the actual net value of the receivables, based upon due diligence of cash flow of the medical provider for three (3) years. GSI, through affiliates (the GSI Group), then processes and collects the receivables.

The market opportunity as identified by Moody's Investor Services and Health Care Financing estimate that there exists approximately $ 1.3 Trillion in health care accounts receivables. Of this amount Fitch IBCA and Duff & Phelps estimate a market of approximately $ 200 Billion in the short term is available for securitization; and Mayer, Brown and Platt, a noted securitization law firm estimates that up to 80 % of the almost $ 1.3 Trillion in total healthcare receivables, could in the long term be securitized.

GSI's entire focus is implementing a bankruptcy-remote health care receivables purchasing program and the issuance of investment related securities. Based on an analysis of the provider's receivables, GSI pays the provider the net value of the receivables and takes ownership of them. The net value is defined as the amount expected to be collected after all deductions and a reserve fund is established by GSI.

GSI assumes all collection activity for securitized accounts receivable and works closely with the processor in the collection of the accounts. As part of its offering to providers, GSI provides a complete accounts receivable service that includes "back office" functions.

It is GSI's intention to purchase only those receivables which will meet the standard for a "AA" rating set by credit agencies such as Fitch, and Standard & Poor's.

Unaudited financial information on GSI for the year ended December 31, 2002 showed approximately $10 million net revenue. Audited statements are being prepared and will be available soon.

Klinair's Board of Director's believe this is an attractive opportunity for the Company. The market has been identified; management is in place; and current operations have a history and profit base to grow from. The Directors accordingly recommend that you vote in favour of the resolutions set out in the Notice of Extraordinary General Meeting.

If the Company receives shareholder approval to acquire GSI, then GSI will become a wholly owned subsidiary of Klinair. GSI, and Mr. Slaton, the President and Chief Executive of GSI, will have the right to nominate the directors of Klinair.

To better focus its resources, Klinair plans to sell or otherwise dispose of its current business interests, which to date have not been profitable.

We appreciate your participation, support, and interest in your Company. If you would like more information on the Share Purchase Agreement with GSI, please call me at 480-483-3184. You are welcome to fax in your proxy to Q & H Corporate Services Ltd., fax # 1-345-949-4647.

Sincerely,

William E Grafham
Chairman and CEO

Klinair Environmental Technologies Limited
(the "Company")

                     Notice of Extraordinary General Meeting

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held at Third Floor, Harbour Centre, George Town, Cayman Islands, BWI on May 16, 2003 at 3:00 p.m. to consider and, if thought fit, pass, the following
Resolutions:

SPECIAL RESOLUTIONS

1. THAT the authorized and issued share capital of the Company be consolidated into ordinary shares of US$0.02 each ranking pari passu in all respects, such that:

(A) the existing authorized share capital comprising 50,000,000 ordinary shares of US$0.01 each shall be consolidated into 25,000,000 ordinary shares of US$0.02 each; and

(B) the existing issued share capital comprising 12,742,107 ordinary shares of US$0.01 each shall be consolidated into 6,371,053.5 ordinary shares of US$0.02 each.

2. THAT the authorized share capital of the Company be increased to US$2,045,000 by the creation of:

(A) 75,000,000 ordinary shares of US$0.02 each to rank pari passu in all respects with the existing ordinary shares; and

(B) a new class of 9,000,000 preferred shares of US$0.005 each, such new class of shares having the rights set out in the Articles of Association as amended by resolution 3 to be proposed to the meeting.

3. THAT the Articles of Association of the Company be and are hereby amended by the insertion of the following new paragraph 121:

                             "PREFERRED SHARE RIGHTS

121. The Preferred Shares shall have the following rights and be subject to the following restrictions:

    (a) As regards income
        - the Preferred Shares will be 5 % interest bearing, with the interest convertible to Ordinary shares at 110 % of the average price for the 30 days prior to the interest payment, and at the option of the holder.

    (b) As regards capital
        - the Preferred Shares will rank pari passu with the Ordinary Shares

    (c) As regards voting
        - each Preferred Share shall entitle the holder thereof to one (1) vote, each vote will rank pari passu with the Ordinary Shares in all respects;

    (d) As regards conversion
        - the Preferred Shares shall be non-convertible;

    (e) As regards redemption
        - the Preferred Shares are non- redeemable by the company, except by resolution of the majority of the Board of Directors

4.  THAT the name of the Company be changed to  GSI Securitization Ltd.

5. THAT the Articles of Association of the Company be and are hereby amended by the deletion of Article 7, Article 21(a) and Article 38 in their entirety without substitution therefor.

ORDINARY RESOLUTIONS

6. THAT all the issued shares of GSI Securitization Inc. be acquired in exchange for 54,000,000 ordinary shares of US$0.02 each.

7. THAT the following individuals, having signified their consent to act by signing a form of consent, be appointed as directors of the Company, effective on the completion of the transaction between the Company and GSI.

- Mr. Gunther Slaton - East Brunswick, NJ
                     President & CEO, GSI Securitization Inc

- Mr Robert D. Couch - Montgomery, IL
                     Vice-President, GSI Securitization Inc

- Ms. Sally J. Engel - Evanston, IL.
                     Vice-President, GSI Securitization Inc.

- Mr. Kenneth B. Cummings, MD - Skillman, NJ
                     Prof. of Surgery Robert Wood
                     Johnson Medical School

- Mr. Robert Nisenson, Esq. - East Brunswick, NJ
                     - Partner, Rollyson & Nisenson
                     - Corporate Secretary, GSI Securitization Inc

By Order of the Board

William E. Grafham
CEO and Secretary

Dated: May 2, 2003

Registered office:

Q & H Corporate Services, Ltd.
Third Floor, Harbour Centre
PO Box 1348 GT
Grand Cayman
Cayman Islands, BWI

NOTES:
1. A member of the Company entitled to attend and vote at this Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not also be a Member of the Company.
2. In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names appear in the Register of Members, unless specific instructions to the contrary signed by all joint holders are on file with the Company.
3. In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by a duly authorized attorney or officer of the corporation.
4. To be valid, the form of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's registered office at Q&H Corporate Services, Ltd., Third Floor, The Harbour Centre, P. O. Box 1348 GT, George Town, Grand Cayman, Cayman Islands, B.W.I. (facsimile (345) 949-4647) in accordance wit the instructions printed thereon, so as to be received no later than 48 hours before the time appointed for the holding of the Meeting.